EXHIBIT 11

THE LIMITED, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

(Thousands except per share amounts)

	Thirteen weeks Ended
	July 29, 2000	July 31, 1999
Net income	$77,573	$57,482
Less: impact of IBI dilutive options and restricted shares on consolidated income*	(1,298)	(1,265)

Adjusted net income	$76,275	$56,217

Weighted average common shares outstanding:
Basic shares	428,616	442,058
Dilutive effect of stock options and restricted shares	17,613	18,394

Diluted shares	446,229	460,452

Net income per diluted share	$ 0.17	$ 0.12

	Twenty- six weeks Ended
	July 29, 2000	July 31, 1999
Net income	$140,523	$102,933
Less: impact of IBI dilutive options and restricted shares on consolidated income*	(1,844)	(1,778)

Adjusted net income	$138,679	$101,155

Weighted average common shares outstanding:
Basic shares	429,550	448,762
Dilutive effect of stock options and restricted shares	16,218	17,012

Diluted shares	445,768	465,774

Net income per diluted share	$ 0.31	$ 0.22

*Represents the impact of dilutive options and restricted shares at Intimate Brands as a reduction to income.